NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis (“MD&A”)

Q3 – 2015

As at and for the
three and nine month periods
ended September 30, 2015

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at November 26, 2015 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2014. This MD&A covers the unaudited 3 month ("Q3-15") and 9 month year-to-date (“2015 YTD”) periods ended September 30, 2015, with comparative totals for the 3 month (“Q3-14”) and 9 month year-to-date (“2014 YTD”) periods ended September 30, 2014.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”, and relate primarily to:

•	estimates of the amount and expected timing of revenue and costs related to existing and potential new SFD® survey contracts that may be obtained, conducted and completed in future periods.
•	the timing and extent of potential future growth opportunities in new international markets, including new business ventures.
•	plans related to development of the Company’s “Vertical” business model.
•	estimates related to NXT’s future financial position and liquidity.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment and required local permits to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as “net working capital” and “net working capital before the undernoted items”, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses these non-GAAP measures to improve its ability to assess liquidity at a point in time.  Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they will not result in future cash inflows or outflows to the Company.

NXT Energy Solutions MD&A for the Q3 period ended September 30, 2015	Page | 2

Description of the Business

NXT is a Calgary based publicly traded company that provides a unique aerial survey service to the oil and natural gas exploration and production (“E&P”) industry. NXT's proprietary Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravitational field from an airborne platform. SFD® data acquired is analyzed and can be used to find variations in sub-surface geological stress patterns – which are considered to be indicators of potential reservoir and trap formations. NXT's aerial SFD® surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects.

Our goal is to aid our clients in reducing their overall time, cost, environmental impact, and risk in their exploration programs. Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore. SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is attractive for use as an early stage exploration tool in frontier and under-developed areas, and as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America.

Overall Performance - Business Overview

NXT recognizes that its past revenue base has been sporadic in nature, as it is derived from a limited number of clients, and conducting periodic survey projects which are relatively short-term in nature. Our primary goal is to expand our revenue base, which will be facilitated by having new clients become repeat, larger scale customers.

Our strategy has been to gain wider market acceptance of SFD®, especially with premiere clients which have high exploration activity - targets which include large National Oil Companies (“NOCs”). We seek to have each new client experience how NXT can enhance their existing geophysical tools and exploration programs, so that they become ongoing repeat customers, and ultimately generating a wider client base with recurring revenues to NXT.

This process of expanding the client base has ongoing challenges, due to such factors as:

•         exploration geoscientists are often inundated with new technologies, and can be inherently resistant to test and adopt new methods.

•         the exploration cycle is long in nature, and generating results from SFD® recommendations made in past surveys takes time and patience to realize.

•         large NOCs can tend to have a long decision making and approval process.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities, and any significant changes arising subsequent to the filing of our MD&A for the last fiscal year ended December 31, 2014. Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

Through the end of Q3-15, NXT was working on completion of our Bolivia survey project, which is our largest contract to date. Our final deliverables under the contract are being met in Q4-15, which will result in a record year of revenues and profitability for NXT.

After securing and performing the Bolivia survey project in 2015, we have made traction with additional new prospective clients, particularly in Bolivia and Pakistan. In addition, introductory meetings have recently been held with several client prospects in new areas including Malaysia, Sri Lanka, the UAE, and Ghana.

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Near-term Outlook and Strategy for 2016 and beyond

NXT is continuing to expand awareness and use of the SFD® technology. Our market focus will be on the NOCs, small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies.  A lucrative potential longer term new market may become projects with the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore).

Geographically, NXT will continue to pursue prospects throughout South and Central America - primarily in Mexico, Colombia, Bolivia, Peru, Ecuador, Argentina, and Brazil, as well as the Pakistan / South Asia, Africa and Middle-East regions.  Longer term prospects will also be pursued in the frontier areas of the Arctic and off-shore Atlantic regions (particularly where Canadian and American E&P companies are operating).

As NXT pursues various international markets, our strategy is to utilize high quality local sales representatives with the key knowledge of their area, the potential clients and the exploration sector of the oil and gas industry.  This allows us to cover much larger areas and more clients with minimum fixed cost.  Also, having a local presence, with knowledge of the market and customs, is often key to building relationships with new clients. NXT will also seek to maintain a local office presence in select markets in order to directly interact with key clients, such as YPFB in Bolivia.

NXT is utilizing several sales representatives to pursue SFD® survey opportunities in such markets as Latin America (primarily Mexico and Bolivia), South Asia (Pakistan and India), the Middle-East, and South-Asia regions.  All independent international sales representatives are required to certify that they adhere to NXT's code of conduct and business ethics.

We also have recently expanded our complement of sales staff, and have added an experienced, Spanish speaking geoscientist who will aid in our efforts to serve and grow our Latin and Central America markets.

Projects underway and future opportunities in Bolivia

In April 2015, NXT finalized a commitment with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”, the NOC of Bolivia) to undertake a US $13 million (net) survey project. The highlights of this milestone survey project (all amounts noted herein are net of local Bolivia sales taxes which arise on the project billings) and related recent developments include:

•	following the delivery by NXT of standard project performance guarantees, in May 2015, NXT received an advance deposit (value of US $2.5 million net of local taxes, and secured by a bank letter of guarantee issued to the client), which was later applied against the progress billings earned by NXT on the project to the end of July totaling US $7.7 million (net).
•	SFD® data acquisition operations commenced in Bolivia in early June, and the data acquisition phase was completed with NXT’s related recommendations reports delivered to YPFB in late October.
•	during the data acquisition phase, YPFB chose to undertake an additional survey project valued at approximately US $1.0 million. The decision for YPFB’s expansion was based on the rapid delivery of preliminary SFD® results, which had excellent correlations noted between anomalies identified by SFD® and the clients’ existing ones identified using seismic methods. A contract amendment for this project was finalized in October, 2015.
•	progress billings totaling US $13 million (net) for the full value of the initial contract have been received to November 19, 2015 by NXT’s Bolivia branch, and the additional billings totaling US $0.9 million (net) for the project expansion are expected to be issued to YPFB in the near future (one half in each of December, 2015 and January, 2016).
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•	NXT also had ongoing discussions concerning potential SFD® survey project opportunities with several of YPFB’s affiliated, subsidiary companies which have exploration acreage in Bolivia. Two entities expressed interest in obtaining SFD® data for certain of their exploration lands in Bolivia - YPFB Chaco, and YPFB Andina (which is a partnership with Repsol, a major Spanish oil company). A contract with YPFB Chaco to purchase initial SFD® data (which was acquired in summer 2015) in the amount of US $0.2 million has been completed in Q4-15.
•	while conducting operations in Bolivia, NXT acquired additional proprietary SFD® data flight lines requested by YPFB Andina and minor additional SFD® data for YPFB Chaco. These parties indicated that they intend to execute formal contracts to purchase this data, which has a sales value of approximately US $1.0 million (net), in 2016, following approval of their 2016 exploration budgets, which is expected to be finalized in early 2016. There is, however, some risk that this process may not result in formal contracts to purchase the SFD® data from NXT.

In summary, the status of the existing Bolivia survey contracts and the potential future Bolivia data sales is summarized as follows:

		amounts
	contract	received to
amounts in US$ millions, net	value	November 26
YPFB – initial survey contract	13.0	13.0
YPFB Chaco survey	0.2	0.1
YPFB – project expansion	1.0	-
Total for contracts to be completed in 2015	14.2	13.1
YPFB Chaco and YPFB Andina – proposed 2016 data purchases	1.0	-
Total awarded surveys and proposed 2016 Bolivia data sales	15.2	13.1

NXT will be conducting various technical presentations with YPFB’s exploration groups before the end of December, with the objectives of:

•	integrating the SFD® survey data with YPFB’s existing geophysical data, which further enhances the use and value of the data provided by NXT.
•	evaluating potential new SFD® survey opportunities which may become included in YPFB’s upcoming 2016 exploration plans and budget.

Project opportunities in Pakistan

Our past SFD® survey project for Pakistan Petroleum Ltd. (“PPL”), one of the NOCs active in Pakistan, gave NXT significant exposure to numerous E&Ps active in the South Asia region. In Pakistan, remote sensing technologies such as SFD® were recognized in 2015 as a geophysical tool for use in meeting spending commitments, such as the commitments required on the sizeable exploration concession blocks awarded in frontier areas of Pakistan. Multiple client prospects had expressed interest in conducting potential SFD® surveys in Pakistan (subject to the eventual approval in 2015 of the amendments to Pakistan’s petroleum policy), and NXT continues to pursue these opportunities.

In early 2015, NXT was awarded a US $1.44 million survey project to be conducted in Pakistan, subject to receipt by the client of all relevant government permits and approvals, which could potentially occur in the next 3 to 6 months. In addition, Oil & Gas Development Company Limited (“OGDCL”), a new prospective NOC client in Pakistan, recently completed a vendor pre-qualification stage for a formal tender invitation process, which is expected to be offered by the end of 2015, for a large-scale, remote sensing aerial survey project for which SFD® would be an ideal technology for meeting their exploration requirements.

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Opportunities in the Mexico market

As was discussed in our recent MD&As, NXT invested extensive effort in building on our initial success in gaining Petrolēos Mexicanos (“PEMEX”, the NOC of Mexico) as a client in 2012. NXT continues to work to create a long-term supplier relationship with PEMEX, which since late 2013 has been undergoing extensive changes in strategy and structure as they deal with the significant reforms of Mexico’s energy industry.

The reforms of the 2013-2014 period had a significant effect on PEMEX and its ongoing exploration activities. Mexico is now inviting foreign E&P partners into its formerly closed exploration market, by way of inviting open “bid rounds” on certain exploration blocks / concessions which will be released over time. This process is intended to yield long-term benefits for all of Mexico, as it should eventually attract significant new capital and expertise to expand development of Mexico’s oil and gas industry. Expanded exploration in Mexico, and especially in the deep water and salt domains of the Gulf of Mexico, is an area where SFD® can excel at rapidly providing PEMEX and others with independent high-impact prospect generation data.

In 2015, NXT has continued to pursue new opportunities with PEMEX, and other exploration entities which are looking to enter the Mexico market.

The SFD® “Vertical” Business Model

A separate initiative that we undertook in late 2014 was researching ways to monetize our existing “library” of proprietary SFD® data. The objective is to create a vertically integrated exploration entity (a “Vertical”) which utilizes a combination of external funding, an independent and experienced exploration management team, and a high-value data set of existing SFD® identified prospects. The ultimate goal is for NXT to receive a significant equity and royalty interest in the Vertical in consideration for the sale to the Vertical of certain of our existing, proprietary SFD® data. Developing the Vertical business model with the appropriate structure will be a long-term project to develop SFD® identified prospect areas in an effort to yield an additional return to NXT shareholders.

Since the “feasibility study” process started in Fall 2014, NXT has advanced the Vertical concept, including:

•	conducting an extensive geotechnical analysis of a defined portion of NXT’s proprietary SFD® data library, and further developing an inventory of prospect leads, and
•	developing an initial financing and exploration plan, which we intend to use in future to further develop the Vertical concept, with a view to obtaining a commitment for sufficient external equity funding.

At the present time, NXT continues to believe that the Vertical concept will eventually be implemented to create long-term value. Current commodity price conditions, which many analysts expect to continue through 2016, make the ability to attract exploration financing challenging. In the meantime, NXT is assessing alternative opportunities to apply SFD® in a Vertical model in attractive global markets.

Some of the ongoing challenges, risks and uncertainties that NXT will face in an ultimate realization of the Vertical concept include:

•	structuring the Vertical entity so that it will be able to raise sufficient equity financing (potentially a minimum of $100 million) to allow it to undertake a meaningful exploration program (i.e. capex
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required for land acquisition or farm-in, drilling and completion costs, etc.) to develop exploration prospects identified using SFD® data.

•	attracting experienced joint venture partners, on suitable terms, where this is assessed as critical to developing certain exploration prospect areas.
•	Sourcing and retaining exploration and development staff, ideally with experience operating in the foreign markets to be pursued.
•	operating exploration and development activities in foreign jurisdictions which may lack ongoing political and fiscal stability and certainty.

As the ultimate execution of the Vertical concept is dependent on many factors, there is no certainty as to the ultimate timing and financial impact which it may have on NXT’s future performance.

Intellectual Property (“IP”) and Research & Development (“R&D”)

Some of our ongoing objectives to realize additional future revenue growth include expanding our SFD® equipment capacity, adding to our core group of interpretation staff and our ability to provide integration of SFD® with client geological and geophysical data.  We continue to research and advance the development of algorithm software which may be able to be deployed to aid in enhancing the SFD® data interpretation process.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) continue, which should also serve to allow us to expand on our technology disclosures in order to build further industry awareness, understanding, and acceptance of SFD®. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets. NXT is in process of conducting further R&D related to the SFD® technology, and intends to draft additional new claims for patent applications to be filed in the US in the near future.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that have been completed or are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter. Also, in Q3-15, upon conversion of the outstanding preferred shares, NXT recorded a significant intellectual property asset, which will be amortized (a non-cash expense) over a 15-year period.

In addition, the US$ denominated common share purchase warrants (which were exercised or expired by the end of Q2-14) were classified as a "derivative financial instrument" on our balance sheet, which prior to Q3-14 gave rise to the recognition in earnings each quarter of the change in the estimated fair value (also a non-cash expense or income item) of these warrants.

	Q3-2015	Q2-2015	Q1-2015	Q4-2014
	Sept 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014
Survey revenue	$ -	$ -	$ -	$ -
Net income (loss)	(1,878,210)	(1,586,991)	(1,518,172)	(1,532,466)
Income (loss) per share – basic	(0.04)	(0.04)	(0.03)	(0.03)
Income (loss) per share – diluted	(0.04)	(0.04)	(0.03)	(0.03)

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	Q3-2014	Q3-2014	Q1-2014	Q4-2013
	Sept 30, 2014	June 30, 2014	Mar 31, 2014	Dec 31, 2013
Survey revenue	$ -	$ -	$ 3,913,367	$ -
Net income (loss)	(1,330,167)	(1,286,461)	2,585,733	(1,633,189)
Income (loss) per share – basic	(0.03)	(0.03)	0.06	(0.04)
Income (loss) per share – diluted	(0.03)	(0.03)	0.05	(0.04)

Q3-15 to Q2-15 comparison – NXT had survey revenue of $nil ($nil in Q2-15), survey costs of $nil ($228 in Q2-15), and SBCE of $169,000 ($228,000 in Q2-15), and amortization of intellectual property expense of $102,500 ($nil in Q2-15).

Q2-15 to Q1-15 comparison – NXT had survey revenue of $nil ($nil in Q1-15), survey costs of $228 ($25,440 in Q1-15), and SBCE of $228,000 ($194,000 in Q1-15).

Q1-15 to Q4-14 comparison – NXT had survey revenue of $nil ($nil in Q4-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $25,440 ($33,221 in Q4-14), and SBCE of $194,000 ($186,000 in Q4-14).

Q4-14 to Q3-14 comparison – NXT had survey revenue of $nil ($nil in Q3-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $33,221 ($54,472 in Q3-14), and SBCE of $186,000 ($191,000 in Q3-14).

Q3-14 to Q2-14 comparison – NXT had survey revenue of $nil ($nil in Q2-14), survey costs (related to equipment test flights) of $54,472 ($10,637 in Q2-14), and SBCE of $191,000 ($150,000 in Q2-14).

Q2-14 to Q1-14 comparison – NXT had survey revenue of $nil ($3,913,367 in Q1-14), survey costs of $10,637 ($333,188 in Q1-14), SBCE of $150,000 ($131,000 in Q1-14), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $nil ($42,800 expense in Q1-14).

Q1-14 to Q4-13 comparison – NXT had survey revenue of $3,913,367 ($nil in Q4-13), survey costs of $333,188 ($81,285 in Q4-13), SBCE of $131,000 ($183,000 in Q4-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $42,800 ($268,500 expense in Q4-13).

Two survey projects (in Florida and Texas) commenced for a USA based client in late December 2013, with the project completed and the related revenue and work-in-progress costs recognized in the Q1-14 period.

Q4-13 to Q3-13 comparison – NXT had survey revenue of $nil ($nil in Q3-13), survey costs of $81,285 ($8,626 in Q3-13), SBCE of $183,000 ($122,000 in Q3-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $268,500 ($1,243,000 expense in Q3-13). Two survey projects commenced in Q4-13 and were completed in the Q1-14 period. The Q4-13 survey costs relate to non-revenue generating test flights.

Summary of Operating Results

NXT had a net loss of $1,878,210 for Q3-15 (net loss of $4,983,373 for 2015 YTD) as compared to a net loss of $1,330,167 for the Q3-14 period (and a net loss of $30,895 for 2014 YTD). The 2014 YTD period included revenues of $3,913,367 from the completion in Q1-14 of two survey projects which were conducted in the USA for a new client, Kerogen Exploration LLC.

In Q3-2015, NXT was in process of completing the data interpretation phase of the Bolivia survey project, for which the final findings and recommendations reports were recently delivered in October, 2015, resulting in completion of the project. The deferred revenues of $10,365,169 and work-in-process costs of $4,016,488 incurred through Q3-15 on this significant project, as well as additional progress billings issued and survey costs incurred in Q4-15, will be recognized in income in NXT’s upcoming Q4-15 period.

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	Q3-15	Q3-14	2015 YTD	2014 YTD
Survey revenue	$ -	$ -	$ -	$ 3,913,367

Expenses:
Survey costs	-	54,472	25,668	398,297
General and administrative	1,306,017	1,098,218	3,382,449	3,093,685
Stock based compensation expense	169,000	191,000	591,000	472,000
	1,475,017	1,343,690	3,999,117	3,963,982

Other expense (income):
Amortization expense	146,828	15,157	181,183	45,470
Interest (income) expense, net	915	(19,195)	(14,516)	(35,235)
Foreign exchange (gain) loss	(269,956)	(26,580)	(262,654)	(123,182)
Other expense	39,628	17,095	516,402	50,427
Increase in fair value of US$ Warrants	-	-	-	42,800
	(82,585)	(13,523)	420,415	(19,720)
Loss before income taxes	(1,392,432)	(1,330,167)	(4,419,532)	(30,895)
Income tax expense	485,778	-	563,841	-
Net loss for the period	(1,878,210)	(1,330,167)	(4,983,373)	(30,895)

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the final overall survey recommendations report is delivered to our client, resulting in the completion of our obligations under the survey contract. The 2014 YTD period reflected the completion in Q1-14 of a total of US $3.7 million of survey projects which were conducted in the USA. At Q3-15, the Bolivia survey project was still in process, and nearing its final completion in October, 2015.

General and administrative expense (“G&A”) - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A are as follows:

	Q3-15	Q3-14	net change	% change
Salaries, benefits and consulting charges	$ 676,390	$ 609,964	$ 66,426	10.9%
Board, professional fees, & public company costs	169,377	151,883	17,494	11.5%
Premises and administrative overhead	322,278	145,423	176,855	121.6%
Business development	132,670	152,988	(20,318)	- 13.3%
Colombia office	5,302	37,960	(32,658)	- 86.0%
Total G&A	1,306,017	1,098,218	207,799	18.9%

	2015 YTD	2014 YTD	net change	% change
Salaries, benefits and consulting charges	$ 1,844,074	$ 1,748,816	$ 95,258	5.4%
Board, professional fees, & public company costs	623,726	541,591	82,135	15.2%
Premises and administrative overhead	647,924	445,274	202,650	45.5%
Business development	250,343	262,077	(11,734)	- 4.5%
Colombia office	16,382	95,927	(79,545)	- 82.9%
Total G&A	3,382,449	3,093,685	288,764	9.3%

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The overall net changes in G&A within the five individual expense categories noted above reflect several factors:

•	staff levels and the related salaries and benefits were slightly higher for 2015 YTD as compared to 2014 YTD
•	in Q3-15, consulting charges were slightly reduced as many were directly related to and allocated to deferred costs incurred in conducting the Bolivia project.
•	Board, professional fees, & public company costs were higher in 2015 primarily due to the timing of discretionary investor relations activities.
•	premises and overhead costs rose in Q3-15, and for 2015 YTD, following the move to new, larger office premises in August, 2015. The increase reflects an overlap of office rent on two locations for one month, and the effect of amortizing the initial “rent-free” period at the new location to G&A expense over the 10 year term of the new lease (which resulted in a “deferred charge” being recorded in long-term liabilities).
•	business development costs were slightly lower for 2015 YTD, although they are somewhat discretionary each quarter, as they are a function of the timing of activity in developing new client opportunities, which have been primarily in the Bolivia, Mexico and Pakistan regions in 2015.
•	a decrease in costs in 2015 for the Colombia office following the lay off in summer 2014 of the office administrator.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing common share price.

There was a higher average number of options outstanding in the 2015 YTD period (total of 3,095,235 as at the end of Q3-15 as compared to 2,561,435 at the end of Q3-14).

SBCE also includes expense related to the “Rights” which were issued in January 2014 (see discussion which follows in the “convertible preferred shares” section herein) as follows:

	Q3-15	Q3-14	2015 YTD	2014 YTD
SBCE recognized related to:
Stock options	$ 109,000	$ 129,000	$ 409,000	$ 298,000
Rights	60,000	62,000	182,000	174,000
	169,000	191,000	591,000	472,000

Interest income, net – includes interest income earned on short-term investments, which had a lower total for the 2015 periods, and is net of interest incurred on a new capital lease obligation that was entered into in Q3-15 in connection with the construction of the new office space.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$, Cdn$ and to a minor extent, the Colombian peso ("COP"). For example, when the Cdn$ trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

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The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the related level of US$ cash and short-term investments which were held.

The valuation is also affected by the relative strength of the US$ at each period end (which rose significantly in 2015 as compared to the end of 2014, as the rate was 1.3345 Cdn$ / US$ at the end of Q3-15 as compared to 1.160 Cdn$ / US$ as at Q4-14), resulting in both realized and unrealized net exchange gain movements on the net holdings of US$ cash and other working capital items.

Other expense - this category includes primarily costs related to intellectual property filings and R&D activity related to the SFD® technology, the feasibility study for the Vertical concept, as well as minor net ongoing expenses related to prior oil & gas exploration activities.

Other expense related to	Q3-15	Q3-14	2015 YTD	2014 YTD
Intellectual property and R&D	$ 19,162	$ 11,239	$ 104,764	$ 45,093
Vertical model feasibility study	13,919	-	405,087	-
Other, net	6,547	5,856	6,551	5,334
	39,628	17,095	516,402	50,427

Intellectual property and related amortization expense - this category is new in Q3-15, and arose on the August 31, 2015 conversion of the outstanding 8,000,000 preferred shares, on a 1 for 1 basis, into NXT common shares, which finalized the acquisition of the proprietary SFD® technology from its inventor, NXT’s President & CEO. NXT now has the exclusive rights to utilize the SFD® intellectual property in global hydrocarbon exploration applications.

The technology had originally been held and utilized by NXT under a 10-year technology transfer agreement (the “TTA”), which was to mature on December 31, 2015 (the “Maturity Date”). The convertible preferred shares were issued under the TTA in the 2005 / 2006 period to NXT's President & CEO, were non-voting, and were subject to earlier partial conversions if certain cumulative revenue milestones were achieved by NXT.

The 8 million convertible preferred shares had been assigned only a nominal value of $232,000 upon their original issuance in 2005, based on uncertainty as to whether the Company would successfully develop the technology in order to meet the cumulative revenue thresholds required to trigger full conversion over the 10-year term of the TTA. The Company had an option under the TTA to retain the ongoing rights to utilize the technology by converting the remaining preferred shares into common shares prior to the Maturity Date (the “Conversion”). The independent members of the Board of Directors of NXT determined that Conversion was in the best interests of all shareholders and exercised the option to convert in Q3-15.

The Conversion gave rise to the application of “fair-value” accounting in Q3-15, whereby the 8 million common shares issued were assigned an estimated fair-value of $18.4 million, with a corresponding increase recorded in intellectual property (“IP”) assets related to the technology assets acquired.  The IP assets will be will be amortized on a straight line basis over a 15-year period, and will also be subject to ongoing tests of potential impairment of the recorded net book value.

Amortization expense includes the following:

	Q3-15	Q3-14	2015 YTD	2014 YTD
Amortization of:
Property and equipment	$ 44,328	$ 15,157	$ 78,683	$ 45,470
Intellectual property	102,500	-	102,500	-
	146,828	15,157	181,183	45,470

NXT Energy Solutions MD&A for the Q3 period ended September 30, 2015	Page | 11

Change in fair value of US$ Warrants - in spring 2012, NXT closed a $3.2 million private placement financing of “units”, which were priced at US $0.75. Each unit included one warrant to purchase a NXT common share (exercise price of US $1.20 per share) for a period of two years (the “US$ Warrants”). As these US$ Warrants were denominated in US$, they were considered to be a “derivative financial instrument” for financial statement reporting purposes, and were re-valued to their estimated fair value at each period end until their exercise and / or expiry in early 2014. This revaluation resulted in the recognition of an “increase in fair value of US$ Warrants” expense of $42,800 in Q1-14.

Of the total 4,502,821 US$ Warrants which were issued in 2012, the majority had expiry dates in March 2014, and a portion in May 2014, and no US$ Warrants were outstanding in 2015.

Income tax expense - NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and affiliated companies in certain countries may be subject to foreign income tax with-holdings, which are only recoverable in certain limited circumstances. For 2015 YTD, NXT expensed foreign income tax with-holdings of $563,841 which were incurred on certain charges to an affiliated company in connection with the Bolivia survey project. No income taxes were incurred in the 2014 YTD period.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q3-15 was $6.8 million.

Prior to Q2-15, NXT’s financial statements reflected various disclosures related to the use of the “going concern” basis of presentation. Significant progress was made in 2015 in expanding the business, including securing the sizeable Bolivia survey contract, which has resulted in an ongoing expansion of our liquidity and working capital. NXT expects to have a significantly further enhanced financial position by the end of 2015, as:

•	in the Q4-15 period, invoices totaling US $6.2 million (net, of which US $5.2 million has been received to date) will be issued as final progress billings upon completion of the two existing Bolivia survey contracts, and
•	virtually all of the direct survey costs (other than remaining sales commissions to be earned on the final progress billings being issued in Q4-15) for the projects have been incurred to the end of Q3-15.
NXT Energy Solutions MD&A for the Q3 period ended September 30, 2015	Page | 12

NXT's longer term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects, such as on our current Bolivia project. This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

NXT has minimal secured debt, and had total “net working capital” of $0.6 million as at Q3-15 as follows:

	September 30,	December 31,	net change
	2015	2014	in Q3-15
Current assets (current liabilities):
Cash and cash equivalents	$ 5,244,734	$ 50,635	$ 5,194,099
Short-term investments	1,544,920	5,173,430	(3,628,510)
	6,789,654	5,224,065	1,565,589
Restricted cash	101,000	-	101,000
Accounts receivable	1,021,157	248,930	772,227
Prepaid expenses and deposits	854,522	338,644	515,878
Accounts payable and accrued liabilities	(1,751,130)	(782,626)	(968,504)
Current portion of capital lease obligation	(33,531)	-	(33,531)
Net working capital before the undernoted items	6,981,672	5,029,013	1,952,659
Additional asset (liability) amounts:
Work-in-progress	4,016,488	-	4,016,488
Deferred revenue	(10,365,169)	-	(10,365,169)
	(6,348,681)	-	(6,348,681)
Net working capital	632,991	5,029,013	(4,396,022)

The above noted $4.4 million decrease in net working capital in Q3-15 to a total of $0.6 million is primarily due to the $5 million net loss which was incurred for 2015 YTD.

The higher totals for working capital balances at Q3-15 compared to as at December 31, 2014 relates to:

•         an increased level of operating activity in conducting the Bolivia survey project.

•         deposits and amounts receivable related to the move in August to new office premises.

•         a new capital lease obligation of $200,000 was used to finance a small portion of the leasehold improvement costs incurred.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. As these amounts will not result in additional future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s above noted table / analysis of net working capital.

NXT Energy Solutions MD&A for the Q3 period ended September 30, 2015	Page | 13

There were no amounts recorded in WIP and deferred revenue at December 31, 2014, while the totals at September 30, 2015 relate to the Bolivia survey project which was underway, and will be completed in Q4-15.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the period:

Cash flows from (used in):	Q3-15	Q3-14	2015 YTD	2014 YTD

Operating activities	$ 3,881,670	$ (1,010,914)	$ 2,346,984	$ (2,148,391)
Financing activities	240,380	51,000	335,946	2,932,110
Investing activities	(169,479)	128,708	2,511,169	(3,255,470)
Net source (use) of cash	3,952,571	(831,206)	5,194,099	(2,471,751)
Cash and cash equivalents, start of period	1,292,163	1,679,082	50,635	3,319,627
Cash and cash equivalents, end of period	5,244,734	847,876	5,244,734	847,876

Cash and cash equivalents	5,244,734	847,876	5,244,734	847,876
Short-term investments	1,544,920	5,755,809	1,544,920	5,755,809
Total	6,789,654	6,603,685	6,789,654	6,603,685

The overall net change in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into / out of short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Operating Activities

	Q3-15	Q3-14	2015 YTD	2014 YTD

Net loss for the period	$ (1,878,210)	$ (1,330,167)	$ (4,983,373)	$ (30,895)
Total non-cash expense items	404,914	206,957	861,769	559,538
	(1,473,296)	(1,123,210)	(4,121,604)	528,643
Change in non-cash working
capital balances	5,354,966	112,296	6,468,588	(2,677,034)
Cash used in operating activities	3,881,670	(1,010,914)	2,346,984	(2,148,391)

The non-cash expense items (which primarily includes SBCE) and the changes in non-cash working capital balances noted above are detailed in the Company’s Q3-15 consolidated financial statements.

Financing Activities

•	For 2015 YTD, the only financing activity was $335,946 of proceeds from exercises of NXT stock options. No equity financings occurred in 2015 or 2014. For 2014 YTD, NXT received a total of $2,735,995 proceeds from exercise of US$ common share purchase Warrants which were issued in 2012 and $196,115 proceeds from exercise of stock options.

Investing Activities

•	the overall net cash source (use) noted above for 2015 and 2014 are as follows, and include the movement from cash out of and into short-term interest bearing investment balances, as follows:
NXT Energy Solutions MD&A for the Q3 period ended September 30, 2015	Page | 14

	Q3-15	Q3-14	2015 YTD	2014 YTD

Purchase of property & equipment, net	$ (151,420)	$ -	$ (576,833)	$ (3,032)
Decrease (increase) in
short-term investments	716,140	74,614	3,628,510	(3,306,359)
Decrease (increase) in restricted cash	(2,000)	54,094	(101,000)	53,921
Change in non-cash working
capital balances	(732,199)	-	(439,508)	-
Cash from (used in) investing activities	(169,479)	128,708	2,511,169	(3,255,470)

•	the purchases of property and equipment in 2015 relate primarily to leasehold improvement costs incurred (net of a $508,410 tenant improvement allowance received) for construction of the new office facility, which NXT moved to in August, 2015.
•	Restricted cash balances relate to bank security required for periodic project performance guarantees issued and for corporate credit cards used.

Contractual Commitments

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a for a 10 year term at an initial estimated minimum monthly lease payment of $44,486 (including operating costs). The estimated future minimum annual commitment is as follows as at September 30, 2015:

Fiscal year ending December 31
2015	$ 133,457
2016	533,826
2017	533,826
2018	533,826
2019	533,826
2,268,761
Thereafter, 2020 through 2025	3,128,810
5,397,571

Aircraft charterhire commitment

For several years, NXT has not owned any of the aircraft which are used in its' survey operations, but has utilized an annual agreement to contract a minimum volume of aircraft charter hours (the “Charter Agreement”). The charterhire commitment to be met for 2015, including a short-fall in hours carried forward from 2014, was $641,250, which was fulfilled by NXT in July 2015.

In October, 2015, NXT executed an agreement to acquire (subject to completion of inspections and related maintenance) a survey aircraft for US $2 million. A deposit of US $400,000 was paid by NXT, and closing of the purchase is expected to occur in mid December, 2015.

This strategic purchase gives NXT guaranteed access to the survey aircraft which was customized for our use, and which will continue to be maintained and operated in Calgary by the company that NXT had the Charter Agreement with. It is expected that with higher planned future levels of survey activity, this purchase should lead to an overall reduction of project flight costs, which will increase profitability.

NXT Energy Solutions MD&A for the Q3 period ended September 30, 2015	Page | 15

Bank Letters of Guarantee

In connection with the May 2015 execution of the contract to conduct a US $13 million (net) survey project in Bolivia, NXT received from the client an advance deposit of US $3.1 million, which was applied against the initial progress billings earned on the project. This deposit was secured by a US $3.1 million bank letter of guarantee issued to the client, for which the expiry date was subsequently extended to December 15, 2015.

NXT also issued separate bank letters of guarantee (expiring March 31, 2016) totaling US $1.2 million as standard performance guarantees for the two survey projects which were conducted in Bolivia in 2015.

Additional Disclosures - Outstanding Securities

	as at	as at	as at
	November 26,	September 30,	December 31,
	2015	2015	2014

Shares issued and outstanding:
Common shares	53,306,109	53,306,109	44,958,843
Convertible preferred shares	-	-	8,000,000
Common shares reserved for issue re:
Stock options	3,355,235	3,095,235	2,541,435
	56,661,344	56,401,344	55,500,278

Convertible preferred shares

As was noted previously, effective August 31, 2015, NXT exercised its option to convert the 8,000,000 outstanding preferred shares (which had been issued in 2005) in order to finalize its rights to continue to utilize the SFD® technology.

In the event that the conversion option had not been exercised, the preferred shares would be redeemed for $0.001 per share and NXT's rights to the SFD® technology would revert to the holder of the preferred shares.

Separately, in January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including certain NXT employees and directors) “Rights” to acquire a total of 1,000,000 of the common shares were expected to become issued to him in 2015 upon future conversion of the preferred shares by their Maturity Date. Each of the Rights are subject to certain vesting provisions and entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015. A total of 365,000 of these Rights were granted to certain directors and officers of NXT, and a total of 430,000 Rights were granted to NXT’s employees and advisors. These Rights are supplemental to existing incentives which have been granted under NXT’s stock option plan.

Other Transactions With Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees incurred with this firm were as follows:

NXT Energy Solutions MD&A for the Q3 period ended September 30, 2015	Page | 16

For the three months		For the nine months
ended September 30		ended September 30
2015	2014	2015	2014
$ 3,841	$ 2,767	$ 40,904	$ 18,100

Accounts payable and accrued liabilities includes a total of $1,405 ($124 as at December 31, 2014) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $20,240 ($23,673 as at December 31, 2014) related to re-imbursement of expenses owing to persons who are Officers of NXT.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2014. The following is also important to note:

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes charged) is recognized on a completed contract basis. This method of revenue recognition is currently deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

The factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the year ended December 31, 2014.

Future Accounting Policy Changes – Revenue recognition

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This new guidance will be effective from January 1, 2018, and early application is not permitted.

There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the effect of the future adoption of this new guidance, and has not yet determined the effect on its consolidated financial statements, which currently reflect the completed contract method of revenue recognition.

NXT Energy Solutions MD&A for the Q3 period ended September 30, 2015	Page | 17

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks can not be readily controlled.

Future Operations

NXT continues to advance towards wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company previously had a history of periodically generating net losses and having limited availability of working capital.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, foreign currency and funds repatriation, the ability to access the relevant local services, and potential delays in commencing the projects.

Availability of charter aircraft

NXT does not currently own any aircraft, and has relied upon the availability of aircraft which are operated under an annual charter-hire arrangement. A charter operator provides the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs).

To date, in order to guarantee aircraft availability and rate certainty, NXT has previously committed use a minimum annual volume of aircraft hours under a charterhire contract. As noted previously, NXT is in process of acquiring a survey aircraft.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defence of our rights to the SFD® technology could be very expensive.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was the historical "Technology Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the rights to utilize the SFD® technology. The final total of 8,000,000 outstanding preferred shares were converted by NXT on August 31, 2015.

NXT Energy Solutions MD&A for the Q3 period ended September 30, 2015	Page | 18

As was noted previously, in January 2014, Rights were personally granted by the CEO to certain individuals to acquire up to 1,000,000 of the common shares which later became issued to him in August, 2015 upon final conversion of the preferred shares.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Six of the seven current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign currency fluctuations

NXT currently bills its revenues in US$ and occasionally local currencies (such as in Bolivia). We frequently hold cash in Cdn$ as well as in US$ and other foreign currencies (such as in Bolivia and Colombia) and are thus exposed to foreign exchange risk due to foreign currency fluctuations. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies will be utilized where appropriate.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

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